Exhibit 99.1

IAMGOLD reports 2013 production and preliminary cash costs; 2014 guidance includes 40% cut in capital spending

TSX: IMG    NYSE: IAG

All amounts are unaudited and expressed in US dollars, unless otherwise indicated.

TORONTO, Jan. 21, 2014 /CNW/ - IAMGOLD Corporation ("IAMGOLD" or the "Company") announces production results and preliminary cash costs for 2013 and guidance for 2014.

IAMGOLD's President and CEO, Steve Letwin said, "Our overarching goal in 2013 to maximize shareholder value was no different from any other year. But what did change was the blueprint for getting us there. Early in the year we established three critical priorities - cost reduction, disciplined capital allocation and cash preservation - that placed the emphasis squarely on economic returns as the predominant driver of our business decisions. We have made excellent progress on all three. We finished 2013 with cash costs near the bottom of the guidance range, which, midway through the year had been revised downward following excellent traction with our $100 million cost reduction program. All-in sustaining costs are within guidance, we continue to be disciplined around capital spending and we ended the year with approximately $380 million in cash and bullion and $750 million in undrawn credit facilities. Our persistent efforts to preserve cash, cut costs and tighten capital spending are paying off despite our lower production this year as we focus on profitable ounces. As we work to get our production to the level where we want it to be in 2014, these three priorities remain unchanged as they are critical to generating the best economic returns feasible in this gold price environment."

Performance Highlights for 2013

•	Preliminary total cash costs of approximately $800 per ounce at lower end of guidance of $790-$840 per ounce
•	Cash costs for IAMGOLD owner-operator mines expected to be 7% lower at approximately $740 per ounce, and lower than guidance of $750 to $800 per ounce.
•	Preliminary all-in sustaining costs of approximately $1,235 per ounce (approximately $1,155 per ounce net of Niobec's contribution) for 2013 within guidance of $1,150 to $1,250 per ounce.
•	All-in sustaining costs for IAMGOLD owner-operator mines expected to be 5% lower at approximately $1,175 per ounce, and within guidance of $1,100 to $1,200 per ounce.
•	Attributable gold production of 835,000 ounces; with 195,000 ounces in the fourth quarter.
•	Record niobium production of 5.3 million kilograms (up 13% from 2012) is equivalent to 154,000 ounces[1] of gold on a gold equivalent basis.
•	The 8% by which niobium production exceeded the mid-point of guidance equates to 12,000 ounces[1] of gold on a gold equivalent basis.
•	Niobium operating margin of $18 per kilogram up 20% from 2012.
•	Cash, cash equivalents and gold bullion (market value) approximately $380 million at December 31, 2013.
•	Capital expenditures for 2013 within guidance.

Guidance Highlights for 2014

•	Total cash costs expected to range between $825 and $875 per ounce.
•	IAMGOLD owner-operator mines expected to be within a lower range of $790 to $830 per ounce.
•	All-in sustaining costs expected to range between $1,150 and $1,250 per ounce.
•	IAMGOLD owner-operator mines expected to be within a lower range of $1,100 to $1,200 per ounce.
•	Net of Niobec's contribution, all-in sustaining costs expected to range between $1,080 and $1,185 per ounce.
•	Attributable gold production expected to range between 835,000 and 900,000 ounces.
•	Niobium production expected to range between 4.7 and 5.1 million kilograms, with an operating margin of $15 to $17 per kilogram.
•	Capital expenditures reduced 40% with forecast of $400 million ±5%.
•	Essakane expansion completed in 2013.
•	Rosebel full expansion deferred until 2015 - 2016.
•	Deferral of Niobec and Sadiola expansions.

"Our 2014 production guidance of 835,000 to 900,000 ounces reflects the planned ramp-up in production at Westwood in the second half of the year," continued Mr. Letwin, "and the robust post-expansion ramp-up expected at Essakane beginning in the first quarter. We've scaled back capital spending considerably with the completion of the Essakane expansion, and we're maintaining all-in sustaining cost guidance for 2014 at the same level as 2013. We expect to see some variation in quarterly production and cash costs, with costs rising in the first half of the year, but falling in line with guidance in the second half of the year with the ramp-up at Westwood. We will continue with our cost reduction efforts, including a number of initiatives to reduce working capital, and we will challenge our operations to seek further productivity gains to temper cost escalations that have been the norm in our industry."

2013 GOLD OPERATIONS

Attributable gold production for the fourth quarter 2013 was 195,000 ounces, bringing full year 2013 production to 835,000 ounces. Full year production was approximately 5% below the bottom of the guidance range of 875,000 to 950,000 ounces primarily due to grade variation and pit sequencing at Rosebel in the fourth quarter, which accounted for about three-quarters of the shortfall. The balance was mainly attributed to the performance at our joint venture operations.

Total cash costs for the fourth quarter 2013 are expected to be approximately $830 per ounce, with total cash costs for IAMGOLD owner-operator sites 10% lower at approximately $750 per ounce. All-in sustaining costs for the fourth quarter 2013 are expected to be approximately $1,250 per ounce (approximately $1,135 net of Niobec's contribution), with IAMGOLD owner-operator sites approximately $1,225 per ounce. For the full year 2013, total cash costs are expected to be approximately $800 per ounce, with total cash costs for IAMGOLD owner-operator sites 7% lower at approximately $740 an ounce. All-in sustaining costs for 2013 are expected to be approximately $1,235 per ounce (approximately $1,155 net of Niobec's contribution) with IAMGOLD owner-operator sites approximately $1,175 an ounce.

The following table presents actual production by site:

	Q1 2013	Q2 2013	Q3 2013	Q4 2013	2013
Owner-Operator
Rosebel (95%)	89	82	95	70	336
Essakane (90%)	65	62	64	59	250
Doyon - Mouska (100%)	5	41	2	15	63
Doyon - Westwood (100%)		10	43	20	73
Total Doyon Division[1]	5	51	45	35	136
Total Owner-Operator	159	195	204	164	722
Joint Ventures
Sadiola (41%)	19	24	19	24	86
Yatela (40%)	10	5	5	7	27
	29	29	24	31	113
Total	188	224	228	195	835

[1] The Doyon Division consists of ore from both Mouska and Westwood. While the ore from Mouska is commercial production, the ore from Westwood is at pre-commercial levels. Westwood is expected to enter commercial production in the third quarter of 2014.

2013 NIOBIUM OPERATIONS

IAMGOLD produced 5.3 million kilograms of niobium in 2013 at an average operating margin of $18 per kilogram, which exceeded guidance of 4.7 - 5.1 million kilograms at $15 - $17 a kilogram. Excellent recoveries and grade were behind the record performance, with good mill throughput also contributing.

2014 PRODUCTION AND COST GUIDANCE

The following assumptions have been used for 2014 guidance:

•	Average gold price per ounce of $1,300;
•	Average crude oil price per barrel of $95;
•	U.S. dollar value of the Euro of $1.30; and
•	Canadian dollar value of the U.S. dollar of $1.05.

IAMGOLD Full Year Guidance	2014
Rosebel (000s oz)	330-350
Essakane (000s oz)	315-330
Doyon division[1] (000s oz)	100-120
Total owner-operator production (000s oz)	745-800
Joint ventures (000s oz)	90-100
Total attributable production (000s oz)	835-900

Total cash costs[2,3] - owner-operator ($/oz)	$790-$830
Total cash costs - gold mines ($/oz)	$825-$875

All-in sustaining costs[2,4] - owner-operator ($/oz)	$1,100 - $1,200
All-in sustaining costs - gold mines ($/oz)	$1,150 - $1,250
All-in sustaining costs - total[5] ($/oz)	$1,080 - $1,185

Niobec production (millions of kg Nb)	4.7 - 5.1
Niobec operating margin[2] ($/kg Nb)	$15 - $17

[1] The Doyon Division consists of ore from both Mouska and Westwood. While the ore from Mouska is commercial production, the ore from Westwood is at pre-commercial levels. Westwood is expected to enter commercial production in the third quarter of 2014.
[2] This is a non-GAAP measure.
[3] The total cash costs computation does not include Westwood pre-commercial production.
[4] By-product credits are included in the calculation of this measure.
[5] Total, as used with all-in sustaining costs, includes the impact of niobium contribution, defined as the Niobec mine's operating margin and sustaining capital on a per gold ounce sold basis.

Gold Production and Cash Costs

The Company is conservatively forecasting gold production in the range of 835,000 to 900,000 ounces for 2014. Production is expected to build throughout the year following a first quarter that should be relatively flat with the fourth quarter of 2013. With the mill expansion completed at Essakane, we expect production at this operation to increase by approximately 25% during the year versus 2013 as the new processing line will be processing higher-grade hard rock. The second half of the year is expected to see a lift in production from Westwood as it ramps up from the first half which will mainly focus on underground development. Rehabilitation of the zone impacted by the rockburst at Westwood in 2013 is on schedule, with access now being established to all of the affected sublevels. Close to 80% of gold production in 2014 at Westwood will be in the second half of the year. As a result, production from the Doyon division will be marginal in the first half of the year as Mouska prepares for closure in the first quarter with limited production.

Total cash costs for 2014 are expected to range between $825 and $875 per ounce, with the forecast for IAMGOLD owner-operator mines expected to be lower at $790 to $830 per ounce. As a result of the changing production mix through the year from different operations, quarterly variations in cash costs are expected. Guidance for all-in sustaining costs for 2014 remains unchanged from 2013 levels and is expected to range between $1,150 and $1,250 per ounce, with IAMGOLD owner-operator mines forecast at between $1,100 and $1,200 per ounce. All-in sustaining costs net of Niobec's contribution are expected to range between $1,080 and $1,185 per ounce. The netting of the operating margin of Niobec less its sustaining capital expenditures, against all-in sustaining costs recognizes the impact of Niobec`s cash flow on our overall cost of gold production.

Niobium Production and Margins

The Company expects to produce between 4.7 and 5.1 million kilograms of niobium in 2014, which, on a gold equivalent basis, equates to approximately 152,000 ounces2 of gold at the midpoint of the range. The operating margin for 2014 is forecast at $15 to $17 a kilogram.

2014 CAPITAL EXPENDITURE FORECAST

($ millions)	Sustaining	Development/ Expansion	Total
Owner-operator
Rosebel	$70[1]	$30	$100
Essakane	80[1]	25	105
Westwood	35	55	90
Côté Gold	-	15	15
	185	125	310
Niobec	20	50	70
Total capital expenditures, consolidated	205	175	380
Joint ventures - Sadiola and Yatela	10	10	20
TOTAL (±5%)	$215	$185	$400

[1] Includes capitalized stripping of $15 million at Rosebel and $55 million at Essakane.

The Company is forecasting capital spending of $400 million ± 5%.This represents an approximate 40% reduction from 2013, reflecting the completion of the Essakane expansion. The timing of capital spending related to the Niobec expansion will be tied to the completion of ongoing work to assess a phased development approach. The earliest we would begin the full expansion at Rosebel would be 2015. Options for Sadiola continue to be explored, and, as such, expansion related capital is limited for this operation. With respect to all future expansion and development projects, our focus is on de-risking the projects, completing the permitting and continuing to monitor market conditions. We continue to review life-of-mine plans at all the operations to better understand our options under a wide range of metal price scenarios.Of the $215 million allocated to sustaining capital, approximately 33% is for capitalized stripping at Essakane and Rosebel. The following summarizes the primary uses for the planned capital spending by site:

•	Rosebel - Sustaining capital includes mine equipment and other capital expenditures to sustain the operation ($40 million), tailings dam construction ($15 million) and capitalized stripping ($15 million).The full expansion at Rosebel has been deferred until 2015-16. The expansion capital for 2014 includes the tailings dam expansion ($15 million) and the construction of the solar plant ($12 -14 million).
•	Essakane - Sustaining capital includes capitalized stripping ($55 million), mine equipment and other capital expenditures to sustain the operation ($25 million). The expansion capital includes the river diversion project ($10 million) and mill expansion carry overs ($15 million).

•	Westwood - Sustaining capital includes expenditures after the commencement of commercial production. The expansion/development capital relates to underground development, pre-commercial production costs and underground equipment primarily in the first half of the year. Until the Westwood mine achieves commercial production, the contribution from gold sold will be applied as a credit against capital expenditures.

•	Niobec - Expansion capital relates to the feasibility study, permitting and some mine development.
•	Côté Gold - Expansion capital is for completion of the pre-feasibility study, initiation of the feasibility study and ongoing work for the permitting process.

2014 EXPLORATION PLAN

In 2013, in conjunction with the Company's cost reduction program, the exploration plan was reduced by 34%, resulting in a downsizing of the program and a significant restructuring of the exploration group, which will be sustained going forward. In 2014, with planned spending of $59.6 million, the greenfield and brownfield exploration programs will continue to focus on discovering "new ounces'. In 2014, project studies of $19.3 million are planned at Côté Gold, Ontario, Canada and Boto Gold project, Senegal.

The following table presents 2013 actual and 2014 plan for exploration and project studies:

	2013 Actual			2014 Plan
($ millions)	Capitalized	Expensed	Total	Capitalized	Expensed	Total
Greenfield exploration	$ 0.1	$ 28.1	$ 28.2	$ 0.2	$ 38.2	$ 38.4
Brownfield exploration[1]	24.2	17.0	41.2	9.6	11.6	21.2
	24.3	45.1	69.4	9.8	49.8	59.6
Côté Gold studies	0.1	23.2	23.3	15.0	-	15.0
Other studies	-	0.9	0.9	-	4.3	4.3
	0.1	24.1	24.2	15.0	4.3	19.3
Exploration and Project Studies	$ 24.4	$ 69.2	$ 93.6	$ 24.8	$ 54.1	$ 78.9

1 Sustaining capital expenditures related to mine site resource infill and condemnation drilling of $8.8 million are excluded from the 2014 plan, which is a part of the 2014 Capital Expenditure Forecast table on page 4, but the comparable amount for 2013 Actual is included as it was not segregated in 2013.

Footnotes
1Gold equivalent ounces are calculated using 2013 average realized metal prices of Niobium at US$40.60/kg and gold at US$1,399/oz.
2 Gold equivalent ounces for the 2014 outlook are calculated using average realized metal prices of Niobium at US$40.25/kg and gold at US$1,300/oz.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION
All information included in this news release, including any information as to the Company's future financial or operating performance, and other statements that express management's expectations or estimates of future performance, other than statements of historical fact, constitute forward looking information or forward-looking statements and are based on expectations, estimates and projections as of the date of this news release. For example, forward-looking statements contained in this news release  are found under, but are not limited to being included under, the headings "2014 Production and Cost Guidance, 2014 Capital Expenditure Forecast and 2014 Exploration Plan", and include, without limitation, statements with respect to: the Company's guidance for production, total cash costs, all-in sustaining costs, depreciation expense, effective tax rate, niobium production and operating margin, capital expenditures, operations outlook, cost management initiatives, development and expansion projects, exploration, the future price of gold, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing and amount of estimated future production, costs of production,  permitting timelines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Forward-looking statements are generally identifiable by, but are not limited to the, use of the words "may", "will", "should", "continue", "expect", "anticipate", "assumption", "forecast", "estimate", "believe", "intend", "plan", "suggest", "guidance", "outlook", "potential", "prospects", "seek", "targets", "strategy" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions the reader not to place any reliance whatsoever on forward-looking information or forward-looking statements. Forward- looking information and forward-looking statements involve risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the Company's estimated future results, performance or achievements expressed or implied by those forward-looking statements, and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to, changes in the global prices for gold, niobium, copper, silver or certain other commodities (such as diesel, aluminum and electricity); changes in U.S. dollar and other currency exchange rates, interest rates or gold lease rates; risks arising from holding derivative instruments; the level of liquidity and capital resources; access to capital markets, and financing; mining tax regimes; ability to successfully integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; laws and regulations governing the protection of the environment; employee relations; availability and increasing costs associated with mining inputs and labour; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; adverse changes in the Company's credit rating; contests over title to properties, particularly title to undeveloped properties; and the risks involved in the exploration, development and mining business. With respect to development projects, IAMGOLD's ability to sustain or increase its present levels of gold production is dependent in part on the success of its projects. Risks and unknowns inherent in all projects include the inaccuracy of estimated reserves and resources, metallurgical recoveries, capital and operating costs of such projects, and the future prices for the relevant minerals. Development projects have no operating history upon which to base estimates of future cash flows. The capital expenditures and time required to develop new mines or other projects are considerable, and changes in costs or construction schedules can affect project economics. Actual costs and economic returns may differ materially from IAMGOLD's estimates or IAMGOLD could fail to obtain the governmental approvals necessary for the operation of a project; in either case, the project may not proceed, either on its original timing or at all.

For a more comprehensive discussion of the risks faced by the Company, and which may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the company's estimated future results, performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to the Company's latest Annual Information Form, filed with Canadian securities regulatory authorities at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/edgar.html. The risks described in the Annual Information Form (filed and viewable on www.sedar.com and www.sec.gov/edgar.html, and available upon request from the Company) are hereby incorporated by reference into this news release.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a mid-tier mining company with six operating gold mines (including current joint ventures) on three continents and one of the world's top three niobium mines. A solid base of strategic assets in Canada, South America and Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities.  IAMGOLD is in a strong financial position with extensive management and operational expertise.

Please note:
This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/French/Home/default.aspx.

SOURCE: IAMGOLD Corporation

%CIK: 0001203464

For further information:

Bob Tait, VP Investor Relations, IAMGOLD Corporation
Tel: (416) 360-4743  Mobile: (647) 403-5520

Laura Young, Director, Investor Relations, IAMGOLD Corporation
Tel: (416) 933-4952 Mobile: (416) 670-3815

Penelope Talbot-Kelly, Analyst Investor Relations, IAMGOLD Corporation
Tel: (416) 933-4738  Mobile (647) 280-0519

Toll-free: 1-888-464-9999  info@iamgold.com

CO: IAMGOLD Corporation

CNW 18:06e 21-JAN-14